**DAIMLER TRUCKS RETAIL TRUST 2020-1**
**Investor Report**

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 27 | | | |
| Collection Period (from... to) | 1-May-2022 | 31-May-2022 | | |
| Determination Date | 13-Jun-2022 | | | |
| Record Date | 14-Jun-2022 | | | |
| Distribution Date | 15-Jun-2022 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 16-May-2022 | 15-Jun-2022 | Actual/360 Days | 30 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-May-2022 | 15-Jun-2022 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 200,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 384,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 336,000,000.00 | 103,905,548.66 | 83,498,723.11 | 20,406,825.55 | 60.734600 | 0.248508 |
| Class A-4 Notes | 85,405,000.00 | 85,405,000.00 | 85,405,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,005,405,000.00** | **189,310,548.66** | **168,903,723.11** | **20,406,825.55** | | |
| Overcollateralization | 94,600,605.11 | 94,600,482.04 | 94,600,482.04 | | | |
| **Pool Balance** | **1,100,005,605.11** | **283,911,030.70** | **263,504,205.15** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 94,600,605.11 | 8.60% |
| Target Overcollateralization Amount | 94,600,482.04 | 8.60% |
| Current Overcollateralization Amount | 94,600,482.04 | 8.60% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 1.140000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 1.220000% | 105,637.31 | 0.314397 | 20,512,462.86 | 61.048997 |
| Class A-4 Notes | 1.370000% | 97,504.04 | 1.141667 | 97,504.04 | 1.141667 |
| **Total** | | **203,141.35** | | **20,609,966.90** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 20,390,161.50 | (1) Total Servicing Fee | 236,592.53 |
| Interest Collections | 1,351,028.08 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 0.00 | (2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.) | 0.00 |
| Recoveries | 41,658.77 | | |
| Purchase Amounts | 0.00 | (3) Interest Distributable Amount | 203,141.35 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 171.37 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **21,783,019.72** | (6) Regular Principal Distributable Amount | 20,406,825.55 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **21,783,019.72** | (8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2) | 0.00 |
| | | (9) Excess Collections to Certificateholders | 936,460.29 |
| | | **Total Distribution** | **21,783,019.72** |

**Distribution Detail**

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 236,592.53 | 236,592.53 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| Monthly Interest Distributable Amount | 203,141.35 | 203,141.35 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 105,637.31 | 105,637.31 | 0.00 |
| thereof on Class A-4 Notes | 97,504.04 | 97,504.04 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount | 203,141.35 | 203,141.35 | 0.00 |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 20,406,825.55 | 20,406,825.55 | 0.00 |
| Aggregate Principal Distributable Amount | 20,406,825.55 | 20,406,825.55 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---:|
| Reserve Fund Required Amount | 2,750,014.01 |
| Reserve Fund Amount - Beginning Balance | 2,750,014.01 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 23.36 |
| minus Net Investment Earnings | 23.36 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 2,750,014.01 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 23.36 |
| Net Investment Earnings on the Collection Account | 148.01 |
| Investment Earnings for the Collection Period | 171.37 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| **Pool Data** | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,100,005,605.11 | 7,952 |
| Pool Balance beginning of Collection Period | 283,911,030.70 | 3,698 |
| Principal Collections | 13,376,937.71 | |
| Principal Collections attributable to Full Pay-offs | 7,013,223.79 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 16,664.05 | |
| Pool Balance end of Collection Period | 263,504,205.15 | 3,556 |
| Pool Factor | 23.95% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 5.51% | 5.69% |
| Weighted Average Number of Remaining Payments | 42.36 | 24.57 |
| Weighted Average Seasoning (months) | 14.06 | 38.05 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 261,173,949.71 | 3,525 | 99.12% |
| 31-60 Days Delinquent | 2,209,565.98 | 25 | 0.84% |
| 61-90 Days Delinquent | 88,383.12 | 4 | 0.03% |
| 91-120 Days Delinquent | 32,306.34 | 2 | 0.01% |
| Total | 263,504,205.15 | 3,556 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **9.700%** |
| 60+ Delinquency Receivables to EOP Pool Balance | 0.05% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 16,664.05 | 2 | 15,707,723.91 | 204 |
| Principal Net Liquidation Proceeds | - | | 5,898,505.07 | |
| Principal Recoveries | 41,658.77 | | 5,773,887.74 | |
| Principal Net Loss / (Gain) | (24,994.72) | | 4,035,331.10 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | (0.110%) |
| Prior Collection Period | (0.133%) |
| Second Prior Collection Period | (1.437%) |
| Third Prior Collection Period | 0.281% |
| Four Month Average | (0.350%) |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.367% |
| **Average Net Credit Loss/(Gain)** | 19,781.03 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

## Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

| | Total Pool | | | | | |
|---|---|---|---|---|---|---|
| | Cumulative Loss | | Delinquncies | | | Lifetime |
| Pd. | Gross | Net | 31-60 | 61-90 | 91+ | CPR |
| 1 | 0.09% | 0.04% | 0.87% | 0.10% | - % | 11.94% |
| 2 | 0.17% | 0.07% | 0.42% | 0.53% | 0.10% | 8.96% |
| 3 | 0.24% | 0.10% | 0.45% | 0.17% | 0.10% | 6.82% |
| 4 | 0.36% | 0.18% | 0.12% | 0.16% | 0.06% | 8.14% |
| 5 | 0.46% | 0.22% | 0.21% | 0.07% | 0.11% | 9.86% |
| 6 | 0.53% | 0.25% | 0.24% | 0.09% | 0.05% | 9.58% |
| 7 | 0.55% | 0.25% | 0.22% | 0.14% | 0.05% | 10.31% |
| 8 | 0.61% | 0.26% | 0.25% | 0.02% | 0.14% | 10.53% |
| 9 | 0.74% | 0.35% | 0.48% | 0.05% | 0.02% | 10.33% |
| 10 | 0.80% | 0.36% | 0.46% | 0.08% | 0.03% | 11.60% |
| 11 | 0.88% | 0.37% | 0.23% | 0.21% | 0.01% | 11.88% |
| 12 | 0.90% | 0.38% | 0.29% | 0.03% | 0.02% | 11.58% |
| 13 | 0.98% | 0.41% | 0.32% | 0.04% | 0.01% | 12.62% |
| 14 | 1.01% | 0.40% | 0.24% | 0.05% | 0.01% | 12.69% |
| 15 | 1.04% | 0.40% | 0.27% | 0.02% | 0.04% | 12.52% |
| 16 | 1.08% | 0.38% | 0.15% | 0.17% | 0.01% | 13.16% |
| 17 | 1.18% | 0.45% | 0.14% | 0.05% | - % | 13.78% |
| 18 | 1.26% | 0.48% | 0.17% | 0.04% | 0.01% | 14.32% |
| 19 | 1.29% | 0.42% | 0.21% | 0.06% | 0.01% | 14.38% |
| 20 | 1.30% | 0.40% | 0.27% | 0.03% | 0.03% | 15.55% |
| 21 | 1.33% | 0.37% | 0.32% | 0.07% | 0.01% | 15.52% |
| 22 | 1.37% | 0.39% | 0.19% | 0.11% | 0.05% | 15.94% |
| 23 | 1.40% | 0.40% | 0.22% | 0.02% | 0.04% | 15.90% |
| 24 | 1.41% | 0.41% | 0.45% | 0.04% | 0.01% | 15.57% |
| 25 | 1.41% | 0.37% | 0.33% | 0.04% | 0.02% | 15.73% |
| 26 | 1.43% | 0.37% | 0.23% | 0.01% | - % | 15.65% |
| 27 | 1.43% | 0.37% | 0.84% | 0.03% | 0.01% | 15.93% |